EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Direct Subsidiaries	Jurisdiction of Organization	Parent Entity
LegacyTexas Bank	Texas	LegacyTexas Financial Group, Inc.

Indirect Subsidiaries	Jurisdiction of Organization	Parent Entity
LegacyTexas Insurance Services, Inc.	Texas	LegacyTexas Bank
LegacyTexas Title Co.	Texas	LegacyTexas Bank